UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:333-112406

CUSIP Number(s): 60936A308 (Class A)

60936A506 (Class B)

60936A605 (Class C)

60936A407 (Class Z)

(Check one:)

[_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

☒ Form N-CSR

For Period Ended: June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐Transition Report on Form N-SAR For the transition period ended:

Not applicable

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

MoneyMart Assets, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Gateway Center Three, 100 Mulberry Street

Address of Principal Executive Office (Street and Number)

Newark, NJ 07102

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Board of Directors of MoneyMart Assets, Inc. (the Fund) has approved a change in the Fund’s fiscal year-end from December 31 to July 31.The change in fiscal-year end was approved after the close of the semi-annual period ending June 30, and therefore a final semi-annual report based on the now-discontinued fiscal year-end of December 31, for the six-month period ending June 30, is in preparation. Pursuant to the new fiscal-year end of July 31, an annual report will be prepared based on the new fiscal-year end of July 31.

Applicable rules generally require that shareholder reports be transmitted within 60 days of the close of the reporting period. Due to the change in the Fund’s fiscal-year end, the rules would require that the Fund’s semi-annual report be transmitted at the end of August, 2007, and the Fund’s annual report be filed at the end of September 2007.

In order to avoid the inconvenience of separately transmitting or mailing to shareholders the semi-annual report at the end of August, to be followed only one month later by the transmission of the annual report, we are extending by 15 days the time permitted for the transmission of the Fund’s semi-annual report, so that the semi-annual report will be prepared, finalized, transmitted and filed by September 13, 2007. The Fund will also prepare, finalize, file and transmit the Fund’s annual report on this same date, so that both reports can be transmitted to shareholders together. The delay in the transmission and filing of the semi-annual report will permit the completion and filing of both the semi-annual and annual reports at the same time, thereby saving shareholders the additional costs which would be incurred by separately printing and mailing the reports, and allowing both reports to be transmitted or mailed to shareholders at the same time.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this Notification

Linda Mc Mullin	973-367-2790
(Name)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes [_]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_]Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MoneyMart Assets, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30,2007	By: /s/ Grace C. Torres
Grace C. Torres,
Treasurer & Principal Financial & Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).